

Mail Stop 7010

February 17, 2009

<u>**Via U.S. mail and facsimile**</u>

Mr. Bruce Wasserstein
Chairman and Chief Executive Officer
Lazard Ltd and Lazard Group LLC
30 Rockefeller Plaza
New York, NY 10020

RE: **Form 10-K for the fiscal year ended December 31, 2007**
        Form 10-Q for the period ended September 30, 2008
        Lazard Ltd and Lazard Group LLC
        File Nos. 001-32492 and 333-126751
        Lazard Ltd Definitive Proxy Statement Filed March 24, 2008

Dear Mr. Wasserstein:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

You may contact Dietrich King, Attorney, at (202) 551-3338 or, in his absence, Brigitte Lippmann, Attorney, at (202) 551-3713 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief